Exhibit 99.2

TITAN MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Titan Mining Corporation (“Titan”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment for the three months ended March 31, 2026, and includes events up to the date of this MD&A. This discussion should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2026 and 2025 (the “Interim Financial Statements”) and the related notes thereto and other corporate filings, including the Company’s annual audited consolidated financial statements for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”). Unless otherwise specified, all financial information has been derived from the Company’s Interim Financial Statements which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of Interim Financial Statements including International Accounting Standards 34 – Interim financial Reporting (“IAS 34”).

Additional information regarding Titan, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”) and Management Information Circular, which are available on the Company’s website at www.titanminingcorp.com and under the Company’s profile on SEDAR+ at www.sedarplus.com.

This MD&A is dated May 12 2026. All dollar amounts reported herein are in US dollars unless otherwise indicated.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Page i

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

OUR BUSINESS

Titan is a natural resource company engaged in the acquisition, exploration, development and production of mineral properties. Our shares are listed on the NYSE American (“NYSE-A”) under the symbol “TII” and on the Toronto Stock Exchange under the symbol “TI”. The Company’s principal asset is a group of 100%-owned, high-grade zinc mines located in the Balmat–Edwards mining district in northern New York State, near Gouverneur and 35 miles south of the Port of Ogdensburg and include the Empire State Mine’s #2, #3, #4, Hyatt, Pierrepont and Edwards mines (collectively the “Empire State Mine” or “ESM”). Titan is also fast-tracking the development of the Kilbourne Graphite Project (“Kilbourne”) co-located at ESM. Titan commenced commissioning of a 1,200 mt pa graphite processing facility in December 2025 with production starting in early 2026. This makes Titan the first end-to-end producer of natural flake graphite in the USA since 1956.

STRATEGY AND OUTLOOK

Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. Titan is committed to developing critical mineral assets that enhance the security of the domestic supply chain. Titan believes that the district surrounding ESM remains underexplored despite the long operating history of the district. The Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM. ESM’s #4 mine is connected to its #2 mine, and there is potential for mineral resource expansion which is expected to support production growth. Other historic mines and new base and precious metals targets within the district are a focus for Titan’s exploration team.

ESM has provided 2026 production guidance of between 73 - 78 million zinc recoverable pounds or 62 - 66 million zinc payable pounds. ESM continues to review ways to increase operating efficiencies, particularly by adding incremental ore feed from resources within the #4 mine and the #2 mine. Refer to the Company’s news release titled “Titan Mining Delivers Record Zinc Production in 2025 and Provides Guidance for 2026” dated February 10, 2026, for additional information.

The Company has announced the discovery of concentrations of germanium within existing process streams in the Empire State Mines process plant. Germanium, a U.S.-designated critical mineral, is essential to semiconductors, fiber optics, night-vision systems, and clean-energy technologies—industries for which the United States relies almost entirely on imports. The Company has started focused test work to determine an appropriate process development route for contained germanium in the existing zinc operations.

In 2024, the Company declared a maiden mineral resource at the Kilbourne Graphite Project. Kilbourne comprises an open pit constrained inferred mineral resource estimate of 22 million tons at an average grade of 2.91% graphitic carbon (“Cg”) with 653kt of contained graphite. In December 2025, the Company announced the results of its Preliminary Economic Assessment for Kilbourne, which indicated robust economics that included the following: After Tax NPV(7%) for the stand-alone Kilbourne Graphite Project of $513,000, post-tax IRR of 37%, and 2.7-year payback. In January 2026, the Company announced the commencement of graphite concentrate production at its recently constructed Kilbourne demonstration facility (the “Facility”), co-located with the Company’s existing zinc operations at ESM. The Company has successfully produced natural flake graphite concentrate and is now transitioning to the production of material for customer and government qualification programs, marking the first step in re-establishing a domestic natural graphite supply chain in the United States for the first time in more than seven decades. See the Company’s news releases titled “Titan Mining Announces Phase III Metallurgy Results and Outlines Plans for Natural Flake Graphite Processing Facility in New York State” dated January 16, 2025, “Titan Mining Announces Strong Kilbourne Graphite Project Economics and Expanded U.S EXIM Support to Accelerate U.S. Graphite Independence” dated December 1, 2025 and “Titan Mining Launches Made-in-America Graphite Production as U.S. Moves to Secure Critical Minerals” dated January 26, 2026, for further detail regarding the Facility.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

During March 2026, the Company announced the formal launch of its fully-funded Feasibility Study (“FS”) for its planned 40,000 tonne per annum Kilbourne project. The FS will evaluate final mine design, resource upgrade to reserves, processing optimization, infrastructure requirements, environmental advancement and detailed capital and operating cost estimates. A construction decision is targeted for late 2026 or early 2027, with construction activities anticipated to commence in 2027, subject to board approval, FS results, permitting progress and financing. Refer to the Company’s news release titled “Titan Mining to Start Shipping First Graphite Product and Feasibility Study Underway for 40,000 tpa Integrated Kilbourne Graphite Project” dated March 11, 2026, for additional information. The estimated budget for the FS is approximately $21,900, of which $2,300 had been incurred as at March 31, 2026.

During October 2025, the Company received an expression of financing interest of up to $120 million from US EXIM Bank (“EXIM”) for construction of the Kilbourne project under its “Make More in America” (“MMIA”) program. In parallel with EXIM’s MMIA process, the Company continues to collaborate with EXIM and other U.S. Government Agencies such as the Department of War and the Department of Energy on opportunities for coordinated participation in the Company’s critical-minerals plan through strategic funding, inclusion as a key stakeholder and policy programs incentivizing domestic production and secure resilient supply chains. A finalized commitment package of US$120 million from EXIM would potentially represent a substantial portion of the projected capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its Empire State Mines zinc operations.

During November 2025, the Company announced that its common shares had commenced trading on the NYSE American, enhancing Titan’s access to U.S. capital markets and increasing visibility among a broader institutional investor base.

The Company continues to examine various financing options to advance further development at ESM, fast track Kilbourne and bolster the Company’s treasury.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL AND OPERATIONAL SUMMARY

	Three months ended March 31,
Financial Performance	2026	2025	Change
Net income (loss) before tax	$(13,342)	$354	$(13,696)
Operating cash inflow (outflow) before changes in non-cash working capital	$1,904	$2,690	$(786)

Financial Condition	March 31, 2026	December 31, 2025
Cash and cash equivalents	$13,816	$17,484
Working capital	$11,587	$4,163
Total assets	$76,587	$74,968
Equity	$18,668	$3,784

	Three months ended March 31,
Operating Data	2026	2025	Change
Payable zinc produced (mlbs)	14.2	15.4	(1.2)
Payable zinc sold (mlbs)	14.0	15.6	(1.6)
Average provisional zinc price (per lb)	$1.47	$1.29	$0.18

HIGHLIGHTS

Significant events and operating highlights for the three months ended March 31, 2026 and up to the date of this MD&A include the following:

●	Payable zinc production of 14.2 million pounds.

●	C1 cash costs $0.98 per payable pound.

●	AISC of $1.01 per payable pound.

●	Revenues of $19,596 up 22% when compared to $16,015 in 2025.

●	Cash balance of $13,816 as at quarter end.

●	First production and shipping of graphite concentrate from its demonstration facility.

●	Formally launched its fully-funded Feasibility Study for its planned 40,000 tonne per annum Kilbourne Graphite Project in New York.

●	Announced drill results confirming graphite mineralization up to 2,500 feet east of the current Kilbourne resource boundary, highlighting significant potential to expand the deposit beyond the 2025 Preliminary Economic Assessment (“PEA”) mine plan.

●	Germanium confirmed to be reporting to ESM waste streams, including the pre-float and scavenger tailings.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

		2026	2025
		Q1	FY (2)	Q4	Q3	Q2	Q1
Production
Ore mined	tons	102,754	460,235	118,143	119,564	113,361	109,167
Ore milled	tons	102,048	455,483	118,039	117,457	111,695	108,293
Feed grade	zn%	8.5	8.6	9.7	7.6	8.5	8.7
Recovery	%	96.3	96.3	96.6	96.2	96.0	96.4
Payable zinc	mlbs	14.17	64.26	18.74	14.64	15.51	15.37
Concentrate grade	zn %	60.3	59.8	59.8	59.3	60.2	59.6
Zinc concentrate produced	tons	13,819	63,221	18,441	14,490	15,117	15,172
Sales
Payable zinc	mlbs	13.96	64.16	18.74	13.81	16.04	15.57
Average provisional zinc price	$/lb	1.47	1.31	1.43	1.29	1.20	$1.29
C1 cash cost per payable zinc pound sold (1)	$/Ib	0.98	0.92	0.88	$1.01	$0.90	$0.91
Sustaining capital expenditures (1)	$/lb	0.03	0.06	0.08	$0.12	$0.00	$0.05
AISC(1)	$/lb	1.01	0.98	0.96	$1.13	$0.90	$0.96

(1)	C1 cash cost, Sustaining Capital Expenditures, and All-In Sustaining Cost (“AISC”) are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below, under “Non-GAAP Performance Measures”.

(2)	The full-year figure may not equal the sum of the quarters due to rounding.

OPERATIONS REVIEW

Mining in the first quarter of 2026 continued to focus on the Mahler, New Fold, and Mud Pond zones in the #4 mine. Operations in the N2D zone was temporarily suspended, with assets redeployed to the Mud Pond Apron area to support higher grade mining in the lower zones. Longhole stope mining in New Fold and Mud Pond Apron provided above-target grades and tons. Mining will continue in these same key zones during the second quarter of 2026. Mining activities are expected to restart in the N2D zone in the third quarter. Capital development drives were advanced in the NewFold – Mahler connection to improve ventilation with completion expected in the second quarter. Capital development was also focused on advancing the up-ramp in the New Fold zone.

Capital projects in the first quarter of 2026 focused on the production shaft rail replacement, as well as lowering into the mine, a 40 ton haul truck, a 2 boom jumbo, and a 6 yard loader. All three pieces of equipment were operational by the end of the quarter.

On January 19, the production hoist experienced a mechanical failure of the hoist motor/generator set. Repairs were completed on February 9, with hoisting offline for approximately three weeks. During this period, mining activities continued and ore was stockpiled underground.

Following the restart, the Company implemented extended milling hours and additional weekend production shifts to recover the shortfall. By quarter-end, all but approximately 800,000 lbs of payable production , 1.2% of annual mid point guidance, had been recovered, maintaining production within forecasted ranges. The remaining minor shortfall is expected to be recouped in the second quarter. The Company is also evaluating a capital project to convert the production hoist’s electrical current from a Direct Current (“DC”) to an Alternating Current (“AC”) system to optimize long-term reliability.

During the three months ended March 31, 2026, the Company experienced modest inflationary pressures across certain cost inputs, including energy and consumables. These increases were generally in line with broader market trends and were partially offset by ongoing cost management initiatives. Revenue continued to be primarily driven by realized zinc prices and payable production volumes, with commodity pricing providing some offset to input cost movements. Overall, the effect of inflation and specific price changes on profit (loss) from continuing operations was not significant for the period.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

EXPLORATION UPDATE

Empire State Mine

Historical Data

The review, compilation, digitization, and modelling of historic data collected over approximately 100 years by the previous operators of ESM continues to contribute to the exploration success at ESM, with several near-mine mineralized zones identified, including N2D and Turnpike. In addition to zinc and base metal occurrences the Company has identified multiple areas with historical documentation of graphite bearing lithologies in St. Lawrence County, including the unit that hosts the Kilbourne graphite resource.

Titan’s exploration team has continued to generate additional near-mine and district targets using historical soil, stream sediment, drilling, and geophysical data. These historical data sets are also being utilized to identify additional near-surface mineralization in the vicinity of the other historical mining areas (Hyatt, Pierrepont, Edwards, Rossie-Macomb, and Clifton).

In May 2025, Titan expanded its mineral tenure through lease and option-to-lease agreements with St. Lawrence County, adding 43,942 acres of mineral rights bringing the company’s total to over 120,000 acres under exploration. In parallel, the Company continues to research and consolidate mineral rights in high-priority target areas. Refer to the Company’s press release dated May 8th, 2025, and titled “Titan Mining Signs Cooperative Agreements with St. Lawrence County, Expands Mineral Tenure to Greater Than 120,000 acres in Upstate New York” for more information.

With the newly expanded land position, a thorough re-evaluation of Titan’s proprietary exploration data and historical regional data has been undertaken to refine existing targets and identify new opportunities across the region.

2026 Drill Programs

Underground

Underground drill programs in the first quarter of 2026 targeted Mahler and Mud Pond. Underground drilling totalled 3 drill holes and 4,726 ft (1,441 m). All underground drilling was completed with Company-owned underground drills by Company employees. Included in the first quarter drill total is 630 ft (192 m) of exploration drilling. This includes the continuation of UX25-038 which began in the fourth quarter of 2025 and LY25-004 which intersected 3.3 feet of 31% Zn on the Little York target. Drilling in the second quarter of 2026 will target Mud Pond, Mahler, and New Fold.

Kilbourne

In the first quarter of 2026, drilling continued at the Company’s Kilbourne graphite project with a total of 13,384 ft (4,079 m) drilled across 37 holes. Drilling has been completed by both a Company owned and operated surface drill, as well as through contract drilling by Boart Longyear. Two holes were drilled to further delineate the graphite mineralization within the conceptual Kilbourne pit, totalling 474 ft (145 m). Thirteen holes were drilled to collect geotechnical data from within and along the margins of the conceptual Kilbourne pit design, totalling 5,000 ft (1,524 m). Twenty-two holes were completed to delineate and test the eastern extension of graphite mineralization within the mapped Kilbourne host lithology, totalling 7,910 ft (2,411 m). The following notable intercepts were reported subsequent to the end of the quarter:

●	Hole KX26-077 intersected 255.1 ft at 3.0% Cg from 57.9 ft to 313.0 ft, including 97.0 ft at 3.5% Cg from 200.0 ft to 297.0 ft, the widest intersection recorded in the eastern extension to date.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

●	Hole KX26-079 intersected 92.2 ft at 3.1% Cg from 110.0 ft to 202.2 ft, including 60.0 ft at 3.4% Cg from 130.0 ft to 190.0 ft, consistent in grade with the main Kilbourne resource.

Drilling will continue into the second quarter of 2026 with a focus on the delineation of eastern mineralization, and the collection of geotechnical data.

New Mexico

In the first quarter of 2026 the company voluntarily filed a notice of claim abandonment to the New Mexico State Office of the Bureau of Land Management and the Rio Arriba County Clerk, officially relinquishing claim to the Apache Hills target.

TREND ANALYSIS

Selected Quarterly Information

	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues ($)	$19,596	$25,102	$16,775	$16,344	$16,015	$26,327	$8,274	$17,969
Net income (loss) before tax	(13,342)	(1,001)	80	539	354	11,596	(4,864)	2,617
Basic & diluted income (loss) per share ($) (1)	(0.14)	0.00	0.00	0.00	0.00	0.13	(0.04)	0.02
Cash and cash equivalents	13,816	17,484	4,285	8,142	12,183	10,163	5,844	5,547
Total assets	76,587	74,968	57,786	57,143	58,927	55,148	50,290	52,386
Non-current financial liabilities	34,025	19,733	38,480	19,731	18,098	15,534	16,950	16,521

(1)	Basic & diluted income (loss) per share have been adjusted to reflect the effect of the 1.5:1 share consolidation that took place on November 3, 2025, unless otherwise noted

FINANCIAL REVIEW

Financial Results

Three months ended March 31,
Net income (loss) before tax for the 2025 period	$354
Changes in components of income:
Revenues increase (decrease)	3,581
Cost of sales decrease (increase)	(339)
Other expenses decrease (increase)	(16,938)
Net loss before tax for the 2026 period	$(13,342)

During the three months ended March 31, 2026, revenues increased compared to the same period in 2025 mainly attributable to the combined effect of a decrease in concentrate sales (2026 – 14.0 mlbs vs 2025 – 15.6 mlbs) and an increase in provisional pricing (2026 average of $1.47 lb vs 2025 average of $1.29 lb).

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Cost of sales remained relatively stable during the three months ended March 31, 2026, increasing by $339 (approximately a 2% increase) compared to the same period in 2025. Higher operating expenses of $945 were largely offset by lower depreciation of $463, reduced transportation costs of $75, and a favorable change in inventory of $66.

During the three months ended March 31, 2026, other expenses increased by $16,938 compared to the same period in 2025, largely as result of:

●	additional expenses for the Kilbourne Graphite Project (2026 - $905 vs 2025 $nil),

●	additional expenses in feasibility study (2026 $1,365 vs 2025 $nil), and

●	recognition of a non-cash loss on fair value adjustment of its derivative financial instruments of $13,192 related to the special warrants as well as warrants, which is required under IFRS as the instruments are classified as financial liabilities and measured at fair value through profit or loss.

Revenue

	Three months ended March 31,
	2026	2025	Change
Zinc concentrate sales	$20,462	$20,087	$375
Zinc concentrate provisional pricing adjustments	776	(2,107)	2,883
Smelting and refining charges	(1,642)	(1,965)	323
Revenue, net	$19,596	$16,015	$3,581

During the three months ended March 31, 2026, revenues increased by $3,581 compared to the same period in 2025. This increase was primarily attributable to the combined effect of higher zinc concentrate provisional pricing adjustments of $2,883, driven by more favorable zinc prices in Q1 2026, and lower smelting and refining charges of approximately $323.

Cost of sales

	Three months ended March 31,
	2026	2025	Change
Operating expenses	$12,220	$11,277	$(943)
Transportation costs	852	928	76
Depreciation and depletion	1,043	1,506	463
Change of Inventory	(149)	(84)	65
Total	$13,966	$13,627	$(339)

Cost of goods sold for the three months ended March 31, 2026 increased by $339 compared to the same period in the prior year. The increase was primarily driven by higher operating expenses of $943 which are mainly attributable to increased wages and salaries of $449, a higher consumption of supplies of $188 and higher contractor and consultant costs of $199 compared to the same period in the prior year. These increases were partially offset by lower depreciation expense of $463 and a lower change in inventory of $65.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Other operating expenses

	Three months ended March 31,
	2026	2025	Change
G&A expenses:
Salaries and benefits	$678	$496	$(181)
Share-based compensation	169	115	(54)
Office and administration	622	222	(401)
Professional fees	626	161	(465)
Amortization of right-of-use assets, net of changes in lease terms	28	(24)	(52)
Investor relations	212	12	(200)
Total	$2,335	$982	$(1,353)

Exploration and evaluation expenses:
Salaries and benefits	$189	$163	$(26)
Assay and analyses	42	7	(35)
Contractors and consultants	234	112	(122)
Supplies	20	55	35
Other	70	52	(18)
Total	$555	$389	$(166)

General and administrative expenses increased by $1,353 for the three months ended March 31, 2026, compared to the same period in the prior year. The increase was primarily driven by higher salaries and benefit expenses of $181, office and administrative expenses of $401 and increased professional fees of $465. These increases were attributable to a higher level of corporate activities during the first quarter of 2026, which included increase of corporate personnel and activities related to financing initiatives.

Exploration and evaluation expenses for the three months ended March 31, 2026 increased by $166 when compared to same quarter of 2025. This increase is consistent with a higher level of exploration activities during the quarter.

Other income (expenses)

Three months ended March 31,
2026	2025	Change
$(13,812)	$(663)	$(13,149)

For the three months ended March 31, 2026, other incomes (expenses) increased by $13,149, compared to the same periods in the prior year. The increase was primarily attributable to the recognition of a non-cash loss on fair value adjustment of $13,192 related to the derivative financial instruments, which is required under IFRS as the instruments are classified as financial liabilities and measured at fair value through profit or loss. This is a technical accounting requirement under IFRS and is in no way a result of or derived from operations.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

Debt

Equipment Facility

On December 31, 2024, the Company entered into an equipment facility loan agreement (“Equipment Facility”), to purchase certain capital equipment for use at the Company’s ESM, up to a combined maximum amount of $4,800. The Equipment Facility bears interest on a monthly basis using the SOFR plus 2%, with interest payable monthly. The maturity date of the Equipment Facility is May 31, 2027. Principal payments are payable in equal monthly installments from the date of each advance over the remaining term of the Equipment Facility.

As at March 31, 2026, the Company had drawn down $4,732 and had made principal payments totaling $2,012 for a balance outstanding of $2,720.

Local development agencies

On May 16, 2025, the Company entered into loan agreements with two different development agencies: Development Authority of the North County for $500 and the St Lawrence County Industrial Development Agency for $1,500, with the purpose of acquiring equipment for its commercial demonstration facility related to the development of its natural flake graphite project.

The loan agreements have a 10-year term with a maturity date on September 1, 2035. Under the terms of the agreements the Company is required to make interest-only payment for the first three months following the initial draw and subsequent payments of principal plus interest for the remaining duration of the loan. The loans bear interest at an annual rate of 4.75% and are secured by the equipment purchased for this project.

EXIM Facility

On July 21, 2025, the Company’s wholly owned subsidiary, Empire State Mines, LLC (“ESM”), entered into a credit agreement with the Export-Import Bank of the United States (“EXIM”) for a secured term loan facility (the “EXIM Facility”) of up to $15,800 (“Tranche 1”). Proceeds from the EXIM Facility will be used to reimburse capital expenditures previously incurred at ESM in respect of the zinc operations and to support ongoing infrastructure and zinc production expansion initiatives at ESM.

On December 23, 2025, ESM entered into an amendment with EXIM to include a second tranche (Tranche 2) for an additional $5,500 which will be used to accelerate the resource drilling, metallurgical test work, and engineering programs necessary to complete the Kilbourne Feasibility Study.

Terms of the EXIM Facility include the following:

●	The EXIM Facility is available to be drawn in multiple tranches until: for Tranche 1 up to December 31, 2026 and for Tranche 2 up to September 30, 2026.

●	Interest on the EXIM Facility is fixed for the duration of the loan and is for Tranche 1 4.95% and for Tranche 2 4.70%. Interest is payable quarterly, commencing December 30, 2025, and continuing on March 30, June 30, September 30, and December 30 of each year.

●	A one-time exposure fee of 5.97% for Tranche 1 and 6.2995% for Tranche 2 is applied to each drawdown amount.

●	A commitment fee of 0.5% per annum is payable on the undrawn portion of the EXIM Facility, commencing on August 18, 2025 for Tranche 1 and on December 30, 2025 for Tranche 2. The commitment fee will continue until the earlier of the final drawdown or December 30, 2026, for Tranche 1 and September 30, 2026 for Tranche 2 with payments due quarterly in arrears.

●	The EXIM Facility matures on September 30, 2032, with principal to be repaid in 20 equal quarterly installments of $783.4 for Tranche 1 and $273.7 for Tranche 2, both Tranches beginning on December 30, 2027.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

●	The EXIM Facility is secured by a first-ranking general security interest over assets purchased with loan proceeds and the related developed properties.

As at March 31, 2026, the Company had drawn down $4,905 from Tranche 1 and $589 from Tranche 2.

Other Related Party Loans

On February 9, 2024 and April 10, 2024, the Company was loaned $5,000 and $10,000, respectively, by a company controlled by Titan’s Executive Chairman of which proceeds were used to settle principal payments owing on the NBC Facility. An additional $1,500 was loaned to the Company by the same related party, to assist with funding of the Company’s cash deposit to be held by Glencore Ltd., as a part of the Company’s fixed price zinc contract, such that the Company would remain compliant with the Company’s minimum unrestricted cash balance as required by the financial covenants of the NBC Facility.

On July 21, 2025, the Company agreed to the following commercial terms with the related party:

●	The loan bears interest at 8% per annum beginning on July 21, 2025, with interest capitalized until December 31, 2025, and payable monthly in cash thereafter.

●	Principal repayments are scheduled as follows:

●	$7,500 on December 31, 2026

●	$5,000 on December 31, 2027

●	$4,000 plus capitalized interest on December 31, 2028

The loan is subordinated to the EXIM Facility under a subordination agreement and is secured by a second-ranking general security interest over all present and after-acquired property of the Company. As described in the audited financial statements, covenant non-compliance under the Company’s debt arrangements resulted in cross-default provisions being triggered, which could have affected the repayment terms and classification of this loan. On March 18, 2026, the related party granted a waiver deferring its right to accelerate repayment until February 2, 2029.

On March 30, 2026, EXIM provided its approval to add-back non-cash gains or losses related to liability-classified derivative financial instruments for consolidated adjusted EBITDA as defined in the EXIM agreement, for the period ending March 31, 2026. Subsequent to March 31, 2026, the Consolidated Adjusted EBITDA definition in the EXIM agreement was amended to include the addback of Gains and Losses on Derivative Financial Liabilities going forward.

As at March 31, 2026 and the date of this MD&A, the Company was in compliance with all financial covenants related to each of the Credit facilities and Related Party loans.

Private Placement

As previously disclosed in the Company’s audited financial statements as at December 31, 2025 and its MD&A for the year then ended, the Company completed a private placement of Special Warrants in December 2025 for aggregate gross proceeds of $15 million. On February 4, 2026, these Special Warrants were converted into 6,666,666 Common Shares and associated Warrants in accordance with their terms. Each Warrant is exercisable for a period of up to three years following issuance, with 50% of the Warrants exercisable at a 35% premium to the Issue Price and the remaining 50% exercisable at a 65% premium to the Issue Price. The Company may call the Warrants if its Common Shares trade at greater than 150% of the applicable exercise price for 15 trading days within any 30-day period, upon providing 30 days’ prior notice. On February 4, 2026, the Special Warrants were converted into the underlying Common Shares and Warrants.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

A tabular comparison of the Company’s previously disclosed use of proceeds for the Private Placement (after deducting the cash commission of $600,000 paid to the placement agent for the Private Placement) as compared to actual use of proceeds as at March 31, 2026 is set out below.

Use of Proceeds	Disclosed Use of Proceeds	Actual Use of Proceeds
Resource Drilling, Modeling and Estimate	1,842	507
Geotechnical and Hydrogeology Drilling and Modeling	6,074	505
Metallurgical Testwork	385	-
Permitting	373	116
Engineering Studies (mine planning, infrastructure, process design, water management and closure)	3,805	169
Transformation Plant, additional test work and project management	-	68
Studies Cost	12,479	1,365
General Corporate and Working Capital (Including Private Placement expenses)	1,921	365
TOTAL	$14,400	1,730

Management believes that its current liquidity, combined with its capital structure and available financing, is sufficient to support operations and meet debt service obligations over the next 12 months.

Financial Condition

	March 31, 2026	December 31, 2025
Cash and cash equivalents	$13,816	$17,484
Total debt	$26,671	$26,164
Net debt (1)	$12,855	$8,680
Working capital surplus (2)	$11,587	$4,163

(1)	Net debt is a non-GAAP measure. This term is not a standardized financial measure under IFRS and might not be comparable to a similar financial measure disclosed by other issuers. See “Non-GAAP performance measures” of this MD&A for a discussion of non-GAAP performance measures.

(2)	As at December 31, 2025 working capital excludes the Special Warrants as the instruments do not require cash settlement and will be settled through the issuance of equity instruments. Although presented in the statement of financial position in accordance with IFRS, the Special Warrants were equity in substance and did not represent a cash obligation affecting the Company’s liquidity

Cash and cash equivalents as at March 31, 2026 decreased by $3,668 compared to December 31, 2025. The decrease in cash was generated from negative operating cash flows of $2,045, cash used in financing activities of $15 and use of cash in investing activities of $1,608, which relates to the purchase of plant and equipment.

At March 31, 2026, the Company’s debt was comprised of a loan from third parties of $9,605 and loans from related party of $17,066. During the three months ended March 31, 2026, the Company incurred interest and accretion expense of $514 and interest payment of $471.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Cash Flows

	Three months ended March 31,
	2026	2025	Change
Operating cash flows before changes in working capital	$1,904	$2,690	$(786)
Changes in working capital	(3,949)	(2,487)	(1,462)
Net cash flows generated by (used in) operating activities	(2,045)	203	(2,248)
Net cash flows generated by (used in) financing activities	(15)	2,534	(2,549)
Net cash flows generated by (used in) investing activities	(1,608)	(724)	(884)
	$(3,668)	$2,013	$(5,681)

Operating cash flow before changes in working capital was lower during the three months ended March 31, 2026 by $786 compared to the same period in the prior year. This is mainly attributable to the combined effect of a higher income from mine operations of $3,242 net of a higher graphite project expenses of $905, expenses in feasibility study of $ 1,365, higher exploration and evaluation expenses of $166 and higher general and administrative expenses of $1,353.

Net cash flows from financing activities during the three months ended March 31, 2026 were $2,549 lower compared to the same period in 2025, primarily due to the $2,894 advance under the Equipment Facility in Q1 2025.

Net cash flows used in investing activities in the three months ended March 31, 2026 were higher when compared to the same period of 2025; this is mainly attributable to the acquisition of additional plant and equipment.

Capital Expenditures

The Company invested $1,806 in capital expenditures during the three months ended March 31, 2026, compared to $720 in capital expenditures for the same period in the prior year. The higher capital expenditure is mainly attributable to the improvements implemented in the production line of its graphite demonstration plant.

Liquidity

As at March 31, 2026, the Company had total liquidity of $13,816 in cash and cash equivalents. The Company had a working capital surplus of $11,587 and a deficit balance of $75,227. For the three months ended March 31, 2026, the Company had recognized net loss before taxes of $13,342 and negative operating cash flows of $2,045. The Company continues to monitor zinc prices and the impact on financial covenants associated with its EXIM Facility.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

The capital structure of the Company currently consists of common shares and debt financing. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alternatives. Management reviews its capital management approach on a regular basis.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

As noted above with the Company’s debt, the Company is subject to certain financial covenants relating to its EXIM Facility. As at March 31, 2026, the Company was in compliance with all financial covenants under the EXIM Facility .

The Company anticipates having sufficient cash to execute the Company’s operational business plan and achieve its objectives in the short term. In the long term, the Company may need additional financing to fund its debt obligations, studies and potential construction of Kilbourne. As noted above, the Company announced that it has received financing interest of up to $120 million from EXIM for construction of the Company’s Kilbourne project.

In addition, during January 2026 the Company filed a base shelf prospectus in Canada dated January 27, 2026 (the “Canadian Base Prospectus”) and a registration statement on Form F-10 (File No. 333-292602) (the “Registration Statement”) in the United States with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S./Canada Multijurisdictional Disclosure System, providing the Company the flexibility to be able to raise up to $150 million, from time to time, over a 25-month period, should it choose to do so. The filing does not mean that Titan is issuing shares today. Rather, it establishes a flexible financing framework that allows the Company to access capital efficiently in the future to support growth initiatives, advance its U.S. graphite strategy and strengthen its balance sheet as market conditions warrant. As part of this framework, the Company has also established an “at-the-market” equity program (the “ATM Program”) under its Canadian Base Prospectus and Registration Statement that allows the Company to issue and sell, from time to time through sales agents, at prevailing market prices for up to $50 million of its common shares (the “Offered Shares”) from treasury to the public, at the Company’s discretion. Any use of the ATM program would be entirely at Titan’s discretion, with timing and volume determined based on market conditions, funding needs, and shareholder considerations. If utilized, proceeds from the ATM program would be used for working capital, growth initiatives, and general corporate purposes.

Contractual obligations and commitments

The Company’s contractual obligations and commitments as at March 31, 2026 and their approximate timing of payment are as follows:

	< 1 year	1 to 3 years	4 – 5 years	>5 years	Total
Debt:
Repayment of principal	$9,944	$12,137	$2,323	$2,256	$26,660
Repayment of interest	11	-	-	-	11
Leases	114	81	-	-	195
Reclamation and Remediation provision	-	-	-	17,228	17,228
	$10,069	$12,218	$2,323	$19,484	$44,094

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Securities

As of the date of this MD&A, the Company had 98,288,104 common shares issued, 10,666,666 warrants and 8,010,557 options outstanding. As of the date of this MD&A, the Company has not issued any common shares under its ATM.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

FINANCIAL INSTRUMENTS

a)	Carrying amount versus fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, other than those whose carrying amounts are a reasonable approximation of fair value:

	March 31, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Financial liabilities
Lease liabilities	$195	$195	$227	$227
Debt	$9,605	$9,605	$9,109	$9,109
Loans from related party	$17,066	$17,066	$17,055	$17,055
Derivative financial instruments – special warrant	$-	$-	$20,717	$20,717
Derivative financial instruments - warrants	$6,042	$6,042	$-	$-

Management assessed that the fair values of cash and cash equivalents, other current assets, other receivables, and accounts payable approximate their carrying amounts due to the short-term maturities of these instruments, and the fair value of acquisition obligations approximate their carrying value as they are non-interest bearing. Trade receivables subject to provisional pricing are already carried at fair value.

Fair values of the Company’s lease liabilities, debt, and loan from related party are determined by using discounted cash flow models that use discount rates that reflect the issuer’s borrowing rate as at the end of the reporting period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means.

Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs

All financial instruments measured at fair value use Level 2 valuation techniques, except for the fair value of the derivative financial instrument – special warrant and the derivative financial instruments – warrants which use a Level 3 valuation technique.

There have been no transfers between fair value levels during the reporting period.

RELATED PARTY TRANSACTIONS

Management company (Manco)

On October 26, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. These related parties include Highlander Silver Corp. and Armor Minerals Inc. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods. The management company recovers it's costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments as of March 31, 2026 was approximately $212 (December 31, 2025 -CAD$340) over the course of the remaining term of the office space lease.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

The Company was charged for the following with respect to this arrangement during the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
	2026	2025
Salaries and benefits	$217	$76
Office and other	96	35
Marketing and travel	6	3
	$319	$114

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, and Directors.

	Three months ended March 31,
	2026	2025
Salaries and benefits	$126	$107
Consulting fees	175	159
Share-base compensation	145	107
Directors’ fees	55	55
	$501	$428

The following amounts are outstanding as at March 31, 2026 and December 31, 2025, and are included in accounts payable and accrued liabilities.

	As at March 31, 2026	As at December 31, 2025
Salaries and benefits payable	$403	$659
Consulting fees payable	-	377
	$403	$1,036

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

a)	Adoption of new standards

Amendments to IFRS 9, Financial instruments, and IFRS 7, Financial instruments: Disclosures

In May 2024, the IASB issued amendments to update the classification and measurement requirements in IFRS 9 and related disclosure requirements in IFRS 7 as follows:

●	Clarified the recognition and derecognition date of certain financial assets and liabilities and amended the requirements related to settling financial liabilities using an electronic payment system.

●	Clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criteria.

●	New disclosures for certain instruments with contractual terms that can change cash flows (including instruments with features linked to environmental, social and corporate governance targets).

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

●	Additional disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs.

●	Amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

Effective January 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The adoption of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.

b)	Standards issued but not yet adopted

IFRS 18, Presentation and disclosure in financial statements

In April 2024, the IASB issued IFRS 18, Presentation and disclosure in financial statements (“IFRS 18”), which replaces IAS 1, Presentation of financial statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented in three codefined categories (operating, investing, and financing), and by specifying certain defined totals and subtotals. Where company-specific measures related to income statement disclosure are provided (“management-defined performance measures”), such as certain non-GAAP measures, IFRS 18 requires additional disclosure around those management-defined performance measures in the financial statements. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 does not affect the recognition and measurement of items in the financial statements, nor does it affect which items are classified in other comprehensive income and how these items are classified.

The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required and early application is permitted. The Company is currently assessing the effect of this new standard to its financial statements but has not yet adopted it.

Estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future years if the revision affects both current and future years.

These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions and judgments about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, which could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following areas:

●	Estimated mineral resources;

●	Revenue recognition

●	Reclamation and remediation provision;

●	Impairment;

●	Fair value measurement;

●	Determination of useful life of assets for depreciation purposes;

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

●	Classification of Warrants; and

●	Taxation

See note 5 of our 2025 annual audited consolidated financial statements for a detailed discussion of these accounting estimates and judgments.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), have designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

The DC&P have been designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the interim filings are prepared and the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. The ICFR has been designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed, they may not prevent or detect misstatements on a timely basis.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls during the three months ended March 31, 2026.

NOTES TO READER

Cautionary note regarding forward-looking information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to that Titan believes that the district surrounding ESM remains underexplored despite the long operating history of ESM; the nature, extent, location, and timing of future exploration and testing at ESM; that testing at targets prioritized for surface sampling, mapping and drilling occurs as scheduled, if at all; production guidance; the nature, timing, costs and results of the FS; that Kilbourne will move to commercial production; timing of a construction decision for Kilbourne; a finalized commitment package of $120 million from EXIM would potentially represent a substantial portion of the projected capital required to construct the Kilbourne Project, providing a clear path to development that leverages federal partnership support and Titan’s strong operating cash flow from its Empire State Mines zinc operations; anticipated head grade; anticipated zones that will be mined, and timing of such mining; that the Company continues to examine various financing options to bolster the Company’s treasury; the Company anticipates having sufficient cash to execute the Company’s operational business plan and achieve its objectives in the short term; beyond 12 months from reporting date, the Company may need additional financing to fund its debt obligations, studies and potential construction of Kilbourne; anticipated recommencement of mining at N2D, and timing and results therefrom; the Company is focused on discovering and developing additional high-grade, low-cost mineral resources to feed the mill at ESM; ESM’s #4 mine is connected to its #2 mine, and there is potential for significant mineral resource expansion which is expected to support production growth; and exploration results indicating further potential mineral resource growth. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include risks related to general business, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations being different than modelled; fluctuations in currency exchange rates; changes in project parameters; changes in costs, including labour, infrastructure, operating and production costs in respect of both the Company’s zinc and graphite operations; future prices of zinc, graphite and other minerals; variations of mineral grade or recovery rates; operating or technical difficulties in connection with exploration, development or mining activities, including the failure of plant, equipment or processes to operate as anticipated in respect of both the Company’s zinc and graphite operations; delays in completion of exploration, development or construction activities in respect of both the Company’s zinc and graphite operations; changes in government legislation and regulation; the ability to maintain and renew existing licenses and permits or obtain required licenses and permits in a timely manner; the ability to obtain financing on acceptable terms in a timely manner; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business; and the factors discussed in the section entitled “Risks Factors” in the Company’s most recent annual information form filed on SEDAR+. Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs in respect of both the Company’s zinc and graphite operations; our expectations regarding mining and metallurgical recoveries in respect of both the Company’s zinc and graphite operations; mine life and production rates in respect of both the Company’s zinc and graphite operations; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the FS; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company entering into a binding agreement in respect of the $120 million financing package with EXIM; the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law.

Risk Factors

The Company’s activities and related results are subject to a number of different risks at any given time. Exploration and development of mineral resources involves a high degree of risk. A summary of the Company’s financial instruments risk exposure is provided in the Financial Instruments section of the Company’s 2025 Annual Financial Statements. For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in both our most recent Annual Information Form and Annual MD&A, which are available on www.sedarplus.ca.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Qualified Person

The technical and scientific information in this MD&A is based on the technical report titled “Empire State Mines 2025 NI 43-101 Technical Report” with an effective date of December 1, 2025, filed on SEDAR+ at www.sedarplus.ca on December 15, 2025, and prepared by Donald R. Taylor, MSc, PG; Todd McCracken, P. Geo.; Bahareh Asi, P. Eng., David Willock, P. Eng.; Deepak Malhotra, SME Registered Member; Oliver Peters, MSc, P.Eng.; Derick de Wit, FAusIMM; and Steven M. Trader, PG, CPG, each of whom is a “Qualified Person” as defined by NI 43-101. All are independent of Titan, other than Mr. Donald Taylor, who is Vice Chair of the Company.

NON-GAAP PERFORMANCE MEASURES

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company’s performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company’s issued financial statements.

C1 cash cost per payable pound sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-In Sustaining Cost (AISC)

AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended March 31,
	2026		2025
C1 cash cost per payable pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		14.0		15.6
Operating expenses and selling costs	$12,157	$0.87	$12,121	$0.78
Concentrate smelting and refining costs	1,642	0.12	1,964	0.13
Total C1 cash cost	$13,799	$0.98	$14,085	$0.91
Sustaining Capital Expenditures	$352	$0.03	$720	$0.05
AISC	$14,151	$1.01	$14,805	$0.96

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

Sustaining capital expenditures

Sustaining capital expenditures are defined as those expenditures which do not increase payable mineral production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Expansionary capital expenditures are expenditures that are deemed expansionary in nature. The following table reconciles sustaining capital expenditures and expansionary capital expenditures to the Company’s additions to mineral, properties, plant and equipment (or total capital expenditures):

	Three months ended March 31,
	2026	2025
Sustaining capital expenditures	$352	$720
Expansionary capital expenditures	1,454	-
Additions to mineral, properties, plant and equipment	$1,806	$720

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at March 31,	As at December 31,
	2026	2025
Current portion of debt	$9,955	$23,387
Non-current portion of debt	16,716	2,777
Total debt	$26,671	$26,164
Less: Cash and cash equivalents	(13,816)	(17,484)
Net debt	$12,855	$8,680

Unleveraged Free Cash Flow

	Three months ended March 31,
	2026	2025
Net cash generated (used) by operating activities	$(2,045)	$203
Less: Capital expenditures	(1,806)	(720)
Free cash flow	$(3,851)	$(517)

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardised meaning prescribed by IFRS and may not be comparable to similarly titled measures used by other issuers. These measures should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. The Company presents EBITDA and Adjusted EBITDA because management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use these measures to evaluate the Company’s operating performance and its ability to generate cash flows and service its debt obligations.

TITAN MINING CORPORATION

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2026, and 2025

(In thousands of US Dollars, unless otherwise indicated)

EBITDA is defined as net income (loss) before interest expense (net of interest income), income tax expense, depreciation, depletion, and amortization.

Adjusted EBITDA is defined as EBITDA further adjusted to exclude items that are significant in amount but not reflective of the underlying operating performance of the Company, including: (i) graphite project expenses; (ii) graphite feasibility study expenses; (iii) fair value changes on derivative-classified warrants (being the Special Warrants issued in December 2025 and the resulting Class A and Class B Warrants); (iv) unrealized foreign exchange gains and losses; (v) Special Warrant issuance costs; (vi) non-cash stock-based compensation expense; (vii) impairments; and (viii) gains and losses on disposals of assets and non-cash gains and losses on loan modifications.

In particular, the Company excludes graphite project expenses related to the graphite demonstration facility and the graphite feasibility expenses because both adjustments are growth projects and not indicative of the underlying operating performance. Additionally, fair value changes on derivative-classified warrants from Adjusted EBITDA are excluded because such adjustments are: (i) entirely non-cash; (ii) a mandatory consequence of IFRS accounting requirements applicable to equity instruments denominated in a currency other than the Company’s Canadian dollar functional currency, rather than a reflection of any change in the Company’s operating performance or financial condition; and (iii) not expected to affect the Company’s future cash flows, as the amount of cash received or receivable by the Company in connection with these instruments is fixed at the original subscription price (USD $15 million) and, in the case of warrant exercises, at the fixed exercise prices of $3.04 per share (Class A) and $3.71 per share (Class B).

	Three months ended March 31,
	2026	2025
Net income (loss) before tax	$(13,342)	$354
Depreciation and depletion of mineral property, plant and equipment	1,043	1,506
Interest and accretion on debt	516	693
Interest income	(99)	(89)
Amortization and accretion expenses	81	87
EBITDA (non GAAP)	(11,801)	2,551
Graphite project expenses	905	-
Graphite feasibility study	1,365	-
Stock-based compensation	221	127
Loss on fair value of derivative financial instruments (1)	13,192	-
Adjusted EBITDA (Non GAAP)	$3,882	$2,678

(1)	The loss on fair value of derivative financial instruments arises from the issue, in December 2025, of 6,666,666 Special Warrants for proceeds of $15,000. Under IFRS (IAS 32) warrants are classified as equity if they meet the “fixed-for-fixed” condition (fixed number of shares for a fixed amount of cash). If warrants do not meet this condition, they are required to be classified as derivative liabilities measured at fair value with gains and losses during each period end recorded in profit and loss until the warrants are settled through exercise or other means or they expire. The Special Warrants and the Class A and Class B Warrants are exercisable in US Dollars while the functional currency of Titan Mining’s parent is the Canadian Dollar. Since the exercise price determined in Canadian Dollars is subject to change due to the change in the Canadian to US dollar exchange rate the warrants do not meet the conditions to be classified as equity. As a consequence, the Special Warrants and the Class A and Class B Warrants are classified as derivative financial liabilities at fair value through profit or loss (FVTPL). Gains or losses recorded in respect of the warrants prior to exercise or expiry are a non-cash item and do not impact cash flow from operations.